

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

May 22, 2009

Michael A. Woodhouse
Chairman, President and Chief Executive Officer
Cracker Barrel Old Country Store, Inc.
305 Hartmann Drive, P.O. Box 787
Lebanon, Tennessee 37088

> **Re: CBRL Group, Inc. n/k/a Cracker Barrel Old Country Store, Inc.**
> **Form 10-K**
> **Filed: September 30, 2008**
> **File No. 000-25225**

Dear Mr. Woodhouse:

We have completed our review of your Form 10-K for the fiscal year ended August 1, 2008 and have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call Matthew Spitzer at (202) 551-3227 or me at (202) 551-3750.

Sincerely,

Max A. Webb
Assistant Director

cc: *Gary M. Brown, Esq.*
      Via Facsimile (615) 744-5763